UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

EXMOVERE HOLDINGS, INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

302086 103
(CUSIP Number)

BT2 International, Inc.
1117 Desert Lane
Suite 2067
Las Vegas, NV 89102

Copies to:

Venus Springs, Esq.
Springs Law Firm PLLC
7437 Willesden Lane
Charlotte, North Carolina 28277
Fax: (704) 708-4101
(Name, Address and Telephone Number of Persons Authorized to
Receive Notice and Communications)

December 7, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 302086 103

(1)	NAMES OF REPORTING PERSONS: BT2 International, Inc.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): ☐ (a) ☑ (b)
(3)	SEC USE ONLY:
(4)	SOURCE OF FUNDS (SEE INSTRUCTIONS): PF and OO
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☑
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION: Nevada
NUMBER OF SHARES BENEFICIALLY HELD BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER: 3,010,000
	(8)	SHARED VOTING POWER:
	(9)	SOLE DISPOSITION POWER: 3,010,000
	(10)	SHARED DISPOSITION POWER:
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,010,000
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 19.11%1
(14)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO
_________________________
1 Percentages are based on 15,746,245 shares of Common Stock outstanding as disclosed in the Issuer’s latest filing.

ITEM 1.  SECURITY AND ISSUER.

This statement relates to the common stock, $0.001 par value (the "Shares") of Exmovere Holdings, Inc. (the “Company” or the “Issuer”).

The name and address of the principal executive offices of the Issuer are:

Exmovere Holdings, Inc.
1600 Tysons Blvd, 8th Floor
McLean, Virginia 22102

ITEM 2.   IDENTITY AND BACKGROUND.

(a)	The name(s) of the person(s) filing this statement is BT2 International, Inc., a Nevada corporation.

(b)	The principal address of BT2 International, Inc. is 1117 Desert Lane, Suite 2067, Las Vegas, NV 89102.

(c)	The principal business of BT2 International, Inc. is the conversion of intellectual assets into valuable intellectual property.

(d)	During the last five years, the reporting person has not been convicted in a criminal proceeding.

(e)
During the last five years, the reporting person has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On January 28, 2009, BT2 International received 100,000 shares in exchange for $50,000 in cash and 2,910,000 shares in exchange for sale of technology licenses owned by BT2 International.  The $50,000 was from the reporting person’s own funds and it was payable in installments over 255 days.

ITEM 4.   PURPOSE OF TRANSACTION.

The purpose of the transaction was the purchase of Clopton House from Belmont Partners, LLC in exchange for cash and a three percent common stock interest in the Company after taking into account the purchase of certain technology owned by Mr. Bychkov and licensed to BT2 International Inc.  Clopton House changed its name to Exmovere Holdings, Inc.  On the date of the purchase, the new Board of Directors approved a) the issuance of an additional 15,003,000 common shares, making the total outstanding shares 15,103,000 and b) the transfer of technology licenses owned by BT2 International to the Company.  On the date of the purchase, BT2 International Inc. received a total of 3,010,000 shares.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

(a)
To the knowledge of the reporting person(s), neither BT2 International, Inc. nor any other person affiliated with BT2 International, Inc. has any ownership interest in the Shares of the Company, except the 3,010,000 shares disclosed in this 13D.

(b)	BT2 International, Inc. maintains sole voting power of the 3,010,000 shares that it owns. .

(c)	Not applicable

(d)	80% of BT2 International is owned by 2 holding companies, one of which is controlled by Joseph Batty, the secretary and a director of the Issuer.

(e)	Not applicable

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  Not applicable except as otherwise described in Items 3, 4 and 5 of this amended Schedule 13D.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

  Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 8, 2010	BT2 INTERNATIONAL, INC.

	By:	/s/ Joseph Batty
Joseph Batty President

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